Filed by MCAP Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCAP Acquisition Corporation

(Commission File No. 001-40116)

For more information, please contact:

Theodore L. Koenig

Monroe Capital LLC

312-523-2360

tkoenig@monroecap.com

Caroline Collins
BackBay Communications
617-963-0065
caroline.collins@backbaycommunications.com

AdTheorent to List on NASDAQ through Merger with MCAP Acquisition Corporation, a SPAC Sponsored by an Affiliate of Monroe Capital

Chicago, IL, July 27, 2021 – Monroe Capital LLC (“Monroe Capital” or “Sponsor”) today announced AdTheorent, Inc. (“AdTheorent”) and MCAP Acquisition Corporation (NASDAQ: MACQ) (“MCAP”), a publicly-traded special purpose acquisition company, have entered into a definitive business combination agreement in which AdTheorent will be merged with MCAP. MCAP is sponsored by an affiliate of Monroe Capital LLC. Upon closing of the transaction, the combined company will be named AdTheorent, Inc. and it is expected to remain listed on the NASDAQ Capital Markets.

AdTheorent’s privacy-forward programmatic digital advertising platform uses machine learning models fueled by non-individualized statistics to drive superior campaign performance, measured by advertiser business goals. The AdTheorent executive team, led by Chief Executive Officer Jim Lawson, will continue to execute the growth and strategy for the company.

The business combination values AdTheorent at a $775 million enterprise value and at a pro forma market capitalization of approximately $1 billion, assuming a $10.00 per share price and no redemptions by MCAP stockholders. The transaction includes an oversubscribed and upsized $121.5 million fully committed common stock PIPE anchored by top-tier institutional and strategic investors including Hana Financial Group and Monroe Capital and/or one or more of its affiliates, along with Palantir Technologies.

The Boards of Directors of both MCAP and AdTheorent have unanimously approved the transaction. Completion of the proposed transaction is subject to approval of MCAP stockholders and other customary closing conditions, including the receipt of certain regulatory approvals. The transaction is expected to close in Q4 2021.

Theodore Koenig, Chairman and Chief Executive Officer of MCAP, commented, “AdTheorent’s machine learning advertising technology platform positions the company to continue to take market share in a large and rapidly growing market as consumers, regulators, and corporations alike increasingly demand advertisers shift away from outdated and less effective competitors that rely on harvesting the personal data of consumers.”

Zia Uddin, Co-President of MCAP, added, “The ability to deliver a superior ROI to the world’s largest brands with a product focused on privacy provides a clear path to continuing AdTheorent’s compelling combination of high growth and profitability. We are delighted to announce this business combination, which we expect to accelerate the company’s growth and create value for MCAP stockholders.”

MCAP is the third SPAC in which Monroe has participated as a sponsor. In 2018, Monroe co-sponsored Thunder Bridge Acquisition, Ltd. and supported its successful business combination with Repay Holdings Corporation (NASDAQ: RPAY). In 2019, Monroe co-sponsored Thunder Bridge Acquisition, Ltd. II and supported its successful business combination with indie Semiconductor (NASDAQ: INDI).

Additional information about the proposed transaction, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by MCAP with the Securities and Exchange Commission and will be available at www.sec.gov.

About Monroe Capital

Monroe Capital LLC (“Monroe”) is a premier boutique asset management firm specializing in private credit markets across various strategies, including direct lending, asset-based lending, specialty finance, opportunistic and structured credit, and equity. Since 2004, the firm has been successfully providing capital solutions to clients in the U.S. and Canada. Monroe prides itself on being a value-added and user-friendly partner to business owners, management, and both private equity and independent sponsors. Monroe’s platform offers a wide variety of investment products for both institutional and high net worth investors with a focus on generating high quality “alpha” returns irrespective of business or economic cycles. The firm is headquartered in Chicago and maintains offices in Atlanta, Boston, Los Angeles, Naples, New York, and San Francisco.

Monroe has been recognized by both its peers and investors with various awards including Global M&A Network as the 2021 Mid-Markets Lender of the Year, U.S.A.; Private Debt Investor as the 2020 Lower Mid-Market Lender of the Year, 2020 Lender of the Year, and 2020 CLO Manager of the Year, Americas; Creditflux as the 2020 Best U.S. Direct Lending Fund; and Pension Bridge as the 2020 Private Credit Strategy of the Year. For more information, please visit www.monroecap.com.

As of July 1, 2021, Monroe Capital had approximately $10.3 billion in assets under management. Monroe Capital’s assets under management are comprised of a diverse portfolio of over 475 current investments. From Monroe Capital’s formation in 2004 through March 31, 2021, Monroe Capital’s investment professionals have invested in over 1,450 loans and related investments in an aggregate amount of $21.5 billion, including over $6.1 billion in 330 software, technology-enabled and business services companies.

About AdTheorent

AdTheorent uses advanced machine learning technology and solutions to deliver impactful advertising campaigns for marketers. AdTheorent's industry-leading machine learning platform powers its predictive targeting, geo-intelligence, audience extension solutions and in-house creative capability, Studio A\T. Leveraging only non-sensitive data and focused on the predictive value of machine learning models, AdTheorent's product suite and flexible transaction models allow advertisers to identify the most qualified potential consumers coupled with the optimal creative experience to deliver superior results, measured by each advertiser's real-world business goals.

AdTheorent is consistently recognized with numerous technology, product, growth and workplace awards.  AdTheorent was awarded "Best AI-Based Advertising Solution" (AI Breakthrough Awards) and "Most Innovative Product" (B.I.G. Innovation Awards) for four consecutive years.  Additionally, AdTheorent is the only five-time recipient of Frost & Sullivan's "Digital Advertising Leadership Award". AdTheorent is headquartered in New York, with fourteen offices across the United States and Canada.  For more information, visit adtheorent.com.

About MCAP Acquisition Corp.
MCAP is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, or other similar business combination with one or more businesses or entities.

MCAP raised $316 million in March 2021 and its securities are listed on the NASDAQ Global Select Market under the ticker symbols “MACQU,” “MACQ” and “MACQW.”

MCAP is sponsored by an affiliate of Monroe Capital LLC (“Monroe Capital”), a boutique asset management firm specializing in investing across various strategies, including direct lending, asset-based lending, specialty finance, opportunistic and structured credit, and equity.

MCAP is led by CEO and Chairman Theodore Koenig, who is President, CEO & Founder of Monroe Capital and has been the CEO and Chairman of Monroe Capital Corporation (Nasdaq: MRCC) since 2011. He is joined by Co-President Zia Uddin, who is a Partner at Monroe Capital; Co-President Mark Solovy, who serves as a Managing Director and Co-Head of the Technology Finance Group at Monroe Capital; and CFO Scott Marienau, who is the CFO of Monroe Capital’s management company.

To learn more please, visit https://www.mcapacquisitioncorp.com/. The information that may be contained on or accessed through this website is not incorporated into this release.

Additional Information and Where to Find It

For additional information on the proposed transaction, see MCAP’s Current Report on Form 8-K, which will be filed concurrently with this press release. In connection with the proposed transaction, MCAP intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus of MCAP, and will file other documents regarding the proposed transaction with the SEC. MCAP’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about AdTheorent, MCAP and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, MCAP will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of MCAP are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by MCAP with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to MCAP Acquisition Corporation, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

Participants in the Solicitation

MCAP and its directors and executive officers may be deemed participants in the solicitation of proxies from its stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in MCAP will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about MCAP’s directors and executive officers and their ownership of MCAP common stock is set forth in MCAP’s prospectus, dated February 25, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

AdTheorent and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of MCAP in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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